Exhibit 99.1

NICE Transforms Citizen Experience with New Centralized Gateway to Government Services

NICE’s new Integrated Front Door solution offers a single-entry point for government agencies to easily interact with citizens, enabling faster service and resolution for citizens' inquiries

Hoboken, N.J., September 3, 2024 – NICE (Nasdaq: NICE) today announced its Integrated Front Door to Government Services, bridging the gap for citizen access to government resources. The new FedRAMP Integrated Front Door solution addresses a top government initiative, aiming to improve the citizen experience. It leverages generative AI to deliver a voice and digital entry point that determines constituents’ intent, authenticates and then enables constituents to self-serve, or seamlessly transfer to a live agent within the correct agency including all the relevant data and content captured by the CXone platform. This enables government agencies to deliver a frictionless citizen experience.

With NICE’s Integrated Front Door, a constituent can initiate an interaction on their preferred channel with an omnichannel intelligent virtual assistant to address a variety of constituent services.  This system allows constituents to resolve multiple needs during a single interaction, and proactively identifies any open issues. Additionally, NICE’s Integrated Front Door transforms knowledge management in government, leveraging Enlighten AI to organize agencies’ knowledge management systems and enable citizens to access information and understand the required next steps with minimal effort.

Barry Cooper, President, CX Division, NICE, said, “There are many government services available to citizens and accessing these services can be a daunting task. With NICE’s new Integrated Front Door, local government can guide the citizen through the processes of determining what services are available and how to gain access. Additionally, state and federal agencies gain the ability to interact with citizens in real time, to fill out forms or sign up for a program or service. Automated self-service re-enrollment in Medicaid is a great example of this in action.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.